                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                              WYMAN-GORDON COMPANY
           -----------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
           -----------------------------------------------------------
                         (Title of Class and Securities)


                                   983085 10 1
           -----------------------------------------------------------
                      (CUSIP Number of Class of Securities)



                               Diane K. Schumacher
               Senior Vice President, General Counsel & Secretary
                             Cooper Industries, Inc.
                                 P. O. Box 4446
                              Houston, Texas 77210
                                 (713) 209-8400
           -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 14, 1998
           -----------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

                                  SCHEDULE 13D

CUSIP No.  983085 10 1
------------------------------------------------------------------------------
(1)     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Cooper Industries, Inc.
        31-4156620
------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)     |X|
                                                            (b)     |_|
------------------------------------------------------------------------------
(3)     SEC USE ONLY

------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS
               00
------------------------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION
               Ohio
------------------------------------------------------------------------------
                                        (7)      SOLE VOTING POWER
               NUMBER OF
                SHARES                              14,000,000*
             BENEFICIALLY              ---------------------------------------
               OWNED BY                 (8)      SHARED VOTING POWER
                 EACH
               REPORTING               ---------------------------------------
                PERSON                  (9)       SOLE DISPOSITIVE POWER
                 WITH
                                                    14,000,000*
                                       ---------------------------------------
                                       (10)    SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               14,000,000*
------------------------------------------------------------------------------
(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                         |_|
------------------------------------------------------------------------------
(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 38.5%
------------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON
               CO
------------------------------------------------------------------------------
*See Discussion under Item 5 of this Schedule 13D

                                  SCHEDULE 13D

CUSIP No.  983085 10 1
------------------------------------------------------------------------------
(1)     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Coopind Inc.   (formerly CS Holdings Inc.)
        78-0450820
------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)     |X|
                                                         (b)     |_|
------------------------------------------------------------------------------
(3)     SEC USE ONLY

------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS
               00
------------------------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
------------------------------------------------------------------------------
                                         (7)      SOLE VOTING POWER
               NUMBER OF
                SHARES                              345,000*
             BENEFICIALLY              ---------------------------------------
               OWNED BY                 (8)      SHARED VOTING POWER
                 EACH
               REPORTING               ---------------------------------------
                PERSON                  (9)       SOLE DISPOSITIVE POWER
                 WITH
                                                    345,000*
                                       ---------------------------------------
                                       (10)    SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               345,000*
------------------------------------------------------------------------------
(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                         |_|
------------------------------------------------------------------------------
(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               1.0%
------------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON
               CO
------------------------------------------------------------------------------
*See Discussion under Item 5 of this Schedule 13D

                                         SCHEDULE 13D

CUSIP No.  983085 10 1
------------------------------------------------------------------------------
(1)     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        CS Holdings International Inc.
------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                              (a)     |X|
                                                              (b)     |_|
------------------------------------------------------------------------------
(3)     SEC USE ONLY

------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS
               00
------------------------------------------------------------------------------
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION
               Cayman Islands
------------------------------------------------------------------------------
                                        (7)      SOLE VOTING POWER
               NUMBER OF
                SHARES                              345,000*
             BENEFICIALLY              ---------------------------------------
               OWNED BY                 (8)      SHARED VOTING POWER
                 EACH
               REPORTING               ---------------------------------------
                PERSON                  (9)       SOLE DISPOSITIVE POWER
                 WITH
                                                    345,000*
                                       ---------------------------------------
                                       (10)    SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               345,000*
------------------------------------------------------------------------------
(12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                         |_|
------------------------------------------------------------------------------
(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               1.0%
------------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON
               CO
------------------------------------------------------------------------------
*See Discussion under Item 5 of this Schedule 13D

        Cooper Industries, Inc. ("Cooper"), Coopind Inc. ("Coopind") and CS Holdings International Inc. ("CS International") hereby amend their Schedule 13D, dated June 1, 1994, as amended by Amendment No. 1 thereto, dated February 3, 1995, Amendment No. 2 thereto, dated October 17, 1995, Amendment No. 3 thereto, dated November 24, 1995 and Amendment No. 4 thereto, dated August 27, 1997 (as amended, the "Schedule 13D"), which relates to the common stock, par value $1.00 per share (the "Shares"), of Wyman-Gordon Company, a Massachusetts corporation (the "Company"), as set forth below.

Item 1.  Security and Issuer.

        The address of the principal place of the Company is amended to be 244 Worcester Street, North Grafton, Massachusetts 01536-8001.

Item 2.  Identity and Background.

        Schedule A is hereby amended to reflect certain management changes at Cooper.

Item 3.  Source and Amount of Funds or Other Consideration.

        Item 3 of the Schedule 13D is hereby amended by adding the following:

        On July 14, 1998, Cooper purchased 13,655,000 Shares from CS International for $20 5/8 per Share (the closing sales price of a Share on the New York Stock Exchange Composite Tape on July 13, 1998), or an aggregate purchase price of $281,634,375. Cooper paid the purchase price by delivering to CS International a 6.0% promissory note maturing August 13, 1998.

Item 4.  Purpose of Transaction.

        Item 4 of the Schedule 13D is hereby amended by adding the following:

        At maturity of the DECS, which will occur on January 1, 1999, holders of the DECS will be entitled to receive, in exchange for the DECS, Shares, or at Cooper's option, cash. The number of Shares or the amount of cash will be based on the market price of the Company's Common Stock shortly before the maturity date. Cooper reacquired 13,655,000 Shares from CS International on July 14, 1998, as described in Item 3, so as to enable it to deliver Shares upon the maturity of the DECS.

Item 5.  Interest in Securities of the Issuer.

        Paragraph (a) of Item 5 of the Schedule 13D is hereby amended to read as follows:

        (a) As a result of the transaction described in Item 3, as of the date hereof (i) Cooper beneficially owns 14,000,000 Shares, which represents approximately 38.5% of the outstanding Shares of the Company and (ii) each of Coopind and CS International beneficially owns 345,000 Shares, which represents approximately 1.0% of the outstanding Shares of the Company. Of the 14,000,000 Shares held by Cooper, 13,655,000 are held directly and 345,000 are held indirectly through Coopind and CS International. All of the 345,000 Shares held by Coopind are held indirectly through CS International. All of the 345,000 Shares held by CS International are held directly.

        Paragraph (c) of Item 5 of Schedule 13D is hereby amended to add the following:

        On July 14, 1998, Cooper purchased 13,655,000 Shares from CS International for $20 5/8 per Share in a private transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 is hereby amended to add the following:

        The information contained in Exhibits 99.98 through 99.99 is hereby incorporated by reference in its entirety.

Item 7.  Material to be filed as Exhibits.

        Item 7 of the Schedule 13D is hereby amended by adding the following:

        Exhibit 99.98 Copy of Letter Agreement between Cooper Industries, Inc.
                      and CS Holdings International Inc. dated July 14, 1998 confirming agreement for the purchase of 13,655,000 shares of the Common Stock of Wyman-Gordon Company.

        Exhibit 99.99 Copy of Promissory Note issued by Cooper Industries, Inc.
                      to CS Holdings International Inc. in connection with the purchase of 13,655,000 shares of the Common Stock of Wyman-Gordon Company.

                                   Signatures


        After reasonable inquiry and to the best of my knowledge and belief, the information set forth in this Statement is true, complete and correct.

Date:   July 17, 1998              COOPER INDUSTRIES, INC.

                                   /s/ Diane K. Schumacher
                                   --------------------------------------
                                   Diane K. Schumacher
                                   Title: Senior Vice President, General
                                               Counsel and Secretary


Date: July 17, 1998                COOPIND INC.


                                   /s/ Diane K. Schumacher
                                   --------------------------------------
                                   Diane K. Schumacher
                                   Title: Secretary


Date: July 17, 1998                CS HOLDINGS INTERNATIONAL INC.


                                   /s/ Diane K. Schumacher
                                   --------------------------------------
                                   Diane K. Schumacher
                                   Title: Secretary

                                    Amendment to Schedule A
                       Directors and Executive Officers of Group Members


        The list of directors and executive officers of Cooper Industries, Inc. attached to this Schedule 13D is amended to reflect the following changes:


Name, Business Address
    and Citizenship                     Present Principal Occupation
----------------------                  ----------------------------
Changes in Principal Occupation/Title
-------------------------------------

Warren L. Batts*                        Retired Chairman and Chief Executive
1 Northfield Plaza, Suite 214           Officer, Premark International, Inc.
Northville, Illinois 60093

Robert M. Devlin*                       Chairman and Chief Executive Officer,
2929 Allen Parkway                      American General Corporation
Houston, Texas 77019

H. John Riley, Jr.*                     Chairman, President and Chief Executive
                                        Officer

James R. Wilson*                        Chairman, President and Chief Executive
2475 Washington Blvd.                   Officer, Cordant Technologies Inc.
Ogden, Utah 84401-2398

D. Bradley McWilliams                   Senior Vice President and Chief
                                        Financial Officer

Frank A. Olson has retired as a director of Cooper Industries, Inc.

If no address is given for a director or officer, the director's or officer's business address is that of Cooper. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Cooper and each individual is a citizen of the United States of America. Directors are indicated by an asterisk.

                                  EXHIBIT INDEX


Exhibit 99.98 Copy of Letter Agreement between Cooper Industries, Inc. and CS Holdings International Inc. dated July 14, 1998, confirming agreement for the purchase of 13,655,000 shares of the Common Stock of Wyman-Gordon Company.

Exhibit 99.99 Copy of Promissory Note issued by Cooper Industries, Inc. to CS Holdings International Inc. in connection with the purchase of 13,655,000 shares of the Common Stock of Wyman-Gordon
                Company.